SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13D-2

(Amendment No. 1)*

GVI SECURITY SOLUTIONS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

3622E10 1

(CUSIP Number)

DECEMBER 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

X	Rule 13d-1(c)

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3622E10 1	13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Weiner
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,828,131
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,818,131
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,818,131
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8%
12		TYPE OF REPORTING PERSON* IN

CUSIP No. 3622E10 1	13G	Page 3 of 6 Pages

Item 1.

(a)

The name of the Issuer is GVI Security Solutions, Inc., a Delaware corporation (the “Issuer”).

(b)

Address of Issuer’s Principal Executive Offices of the Issuer is 2801 Trade Center Drive, Carrollton, Texas 75007.

Item 2.

(a)

This statement  is being filed by David Weiner (hereinafter referred to as “Weiner” or the “Reporting Person”).

(b)

The address for Mr. Weiner is 3490 Laurel Canyon Boulevard, Suite 327, Studio City, California 91604.

(c)

Mr. Weiner is a citizen of the United States.

(d)

This Schedule 13G relates to the common stock, par value $.001 per share (the “Common Stock”) of the Issuer.

(e)

The CUSIP Number of the Issuer is 3622E10 1

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:     Not applicable.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

CUSIP No. 3622E10 1	13G	Page 4 of 6 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

As of the date of this filing, the Reporting Person beneficially owns 2,818,131 shares of Common Stock consisting of (i) 2,271,776 shares of Common Stock owned directly by the Reporting Person; (ii) an immediately exercisable Warrant to purchase 518,688 shares of Common Stock owned directly by the Reporting Person; (iii) an immediately exercisable Warrant to purchase 6,667 shares of Common Stock owned by W-net, Inc. (“W-net”); and (iv) 21,000 shares of Common Stock owned by Woodman Management Corporation (“Woodman”). The Reporting Person is the sole director, officer and shareholder of both W-net and Woodman.

(b)

As of the date of this filing based on 28,197,106 shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q for the period ended September 30, 2008 filed with the Securities and Exchange Commission on November 13, 2008, and taking into consideration immediately exercisable Warrants beneficially owned by the Reporting Person to purchase an aggregate of 525,355 shares of Common Stock, the 2,818,131 shares of Common Stock beneficially owned by Weiner constitutes 9.8% of the Issuer’s outstanding shares of Common Stock.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:  Weiner has the sole power to vote or to direct the vote of all of the 2,818,131 shares of the Common Stock of the Issuer beneficially owned by him.

(ii)

Shared power to vote or to direct the vote: 0

(iii)

Sole power to dispose or to direct the disposition of: Weiner has the sole power to dispose or to direct the disposition of all of the 2,818,131 shares of the Common Stock of the Issuer beneficially owned by him.

(iv)

Shared power to dispose or to direct the disposition of: 0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

CUSIP No. 3622E10 1	13G	Page 5 of 6 Pages

Item 8.

Identification and Classification of Members of the Group.

Not Applicable.

Item 9.

Notice of Dissolution of Group.

Not Applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 3622E10 1	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 23, 2009

By:	/s/ David Weiner
David Weiner